SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

                        (Amendment No. 2)

            Under the Securities Exchange Act of 1934

                    CHURCHILL TECHNOLOGY INC.
                   ___________________________
                        (Name of Issuer)

             COMMON STOCK, $.02 PER SHARE PAR VALUE
            ________________________________________
                 (Title of Class of Securities)

                            171569205
                            _________
                         (CUSIP Number)

                        Mr. Gamal Marwan
                  FIMA Capital Corporation Ltd.
                         Chateau Banquet
                       Rue de Lausanne 94
            1202 Geneva, Switzerland (41) 22-731-1750
           __________________________________________
               (Name, Address and Telephone Number
             of Person Authorized to Receive Notices
                       and Communications)

                        February 22, 1996
                        _________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                        Page 1 of 7 Pages

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CUSIP No. 171569205                          Page 2 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     FIMA Capital Corporation Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) / /
                                                             (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):           / /


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     British Virgin Islands


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     6,846,118

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     6,846,118

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,846,118

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                  / /


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     7.60%

14.  TYPE OF REPORTING PERSON:
     CO

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CUSIP No. 171569205                               Page 3 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Zeeham Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) / /
                                                            (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):           / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     0*

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     0*

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,846,118

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     7.60%

14.  TYPE OF REPORTING PERSON:
     CO
* Zeeham Limited may be deemed to be the beneficial owner of the shares of Common Stock owned by FIMA. Such shares of Common Stock have been excluded to avoid double counting of the aggregate shares of Common Stock owned by the Reporting Persons.

CUSIP No. 171569205                               Page 4 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Mr. Gamal Mohamed Ashraf Marwan    SS# ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) / /
                                                             (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):           / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Egypt

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     0*

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     0*

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     7,246,118

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     8.05%

14.  TYPE OF REPORTING PERSON:
     IN
* Mr. Marwan may be deemed to be the beneficial owner of the shares of Common Stock owned by FIMA. Such shares of Common Stock have been excluded to avoid double counting of the aggregate shares of Common Stock owned by the Reporting Persons.

                                                  Page 5 of 7
                          SCHEDULE 13D
                        (Amendment No. 2)

     NOTE: All capitalized terms used in this Amendment No. 2 and not defined herein shall have the same meaning as in the previously filed statement of the reporting persons on Schedule 13D dated May 19, 1995, as amended. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          On January 10, 1996, Churchill Technology Inc. ("Churchill") entered into a Remuneration for Services Agreement (the "Services Agreement") with FIMA Capital Corporation Ltd. ("FIMA"). Pursuant to the Services Agreement, FIMA has agreed to provide investment banking advice and use its best efforts to arrange debt and/or equity financing for Churchill in exchange for cash, Common Stock and warrants to purchase Common Stock. Specifically, in exchange for such services, Churchill has agreed to pay to FIMA: (i) FIMA's choice of 2,000,000 shares of Common Stock or $200,000 cash, payable upon execution of the Services Agreement, for investment banking advice relating to the design and implementation of a financing plan of Churchill, (ii) 3,000,000 shares of Churchill Common Stock upon the confirmation of availability of the $3,000,000 of debt financing, (iii) up to 3,500,000 warrants each exercisable for three years to purchase one share of Churchill Common Stock at an exercise price of $.10 for the arrangement of an additional $3,500,000 of financing,
(iv) an aggregate of 1,500,000 warrants exercisable for three years to purchase one share of Churchill Common Stock at an exercise price of $.10 for general financial consulting services, FIMA's expenses incurred in setting up European and Middle Eastern marketing and sales facilities for Churchill and for FIMA arranging and structuring international trade finance and barter agreements for Churchill.

          On February 22, 1996, FIMA exercised its right under the Services Agreement to acquire 2,000,000 shares of Common Stock of Churchill. FIMA subsequently distributed on February 22, 1996, 1,317,568 of such shares to certain foreign investors, including 400,000 shares to Alpha International Investments Ltd. ("Alpha International"). Mr. Gamal Marwan, a director of Churchill, is the sole shareholder and a director of Alpha International. In addition to the shares distributed to foreign investors, FIMA transferred 200,000 shares to Messrs. Bjorklund & Cheston, a designee of Mr. John Jones, as a bonus for Mr. Jones in connection with his work on transactions between FIMA and Churchill.

           FIMA's beneficial ownership of 6,846,118 shares of the Common Stock of Churchill constitutes beneficial ownership of 7.60% of the total outstanding shares of Common Stock of Churchill.

          Mr. Marwan is the beneficial owner of 7,246,118 shares of the Common Stock of Churchill which constitutes beneficial ownership of 8.05% of the total outstanding shares of

                                                  Page 6 of 7
Common Stock of Churchill. Such shares include 400,000 shares held by Alpha International, of which Mr. Marwan is the sole shareholder and a director.

          Zeeham Limited ("ZL"), through its ownership of all the shares of FIMA, and Mr. Gamal Marwan, as the sole shareholder of ZL, may be deemed to be beneficial owners of the shares of Common Stock of Churchill owned by FIMA. In addition, Mr. Gamal Marwan through his ownership of all the shares of Alpha International, may be deemed to be beneficial owner of the shares of Common Stock of Churchill owned by Alpha International.

           FIMA has sole power to vote or to direct the vote of and sole power to dispose or to direct the disposition of 6,846,118 shares of the Common Stock of Churchill. ZL, through its ownership of all the shares of FIMA, and Mr. Gamal Marwan, as the sole shareholder of ZL, may be deemed to have the power to vote and dispose the shares of Common Stock of Churchill owned by FIMA. Mr. Gamal Marwan, as the sole shareholder of Alpha International, may be deemed to have the power to vote and dispose the shares of Common Stock of Churchill owned by Alpha International.







                   [Intentionally left blank]



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                                                  Page 7 of 7

                           SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.




                                   FIMA CAPITAL CORPORATION LTD.



Dated: March 15, 1996         By:  ____________________________
                                   Gamal Marwan, President



                                   ZEEHAM LTD.



Dated: March 15, 1996         By:  ____________________________
                                   Paul Kenney, Secretary




Dated: March 15, 1996         By:  ____________________________
                                   Gamal Marwan



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